EXHIBIT 99.5

New appointment of Business Senior Executive Vice President

Date of events:2017/11/06

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2017/11/06

3.Name, title, and resume of the replaced person:none

4.Name, title, and resume of the replacement:

@Hsiu-Gu Huang, President of Enterprise Business Group and former Technology Senior Executive Vice President of the company, Master’s degree in Management Science from National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new replacement

6.Reason for the change:new replacement

7.Effective date:the day on which the new Business Senior Executive Vice President assumes office.

8.Any other matters that need to be specified:Mr. Hsiu-Gu Huang will be the President of Enterprise Business Group concurrently.